SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 21, 2008.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: November 21, 2008	By	/s/Leonard F. Barker
Name: Leonard F. Barker
Title: Chief Financial Officer

For Immediate Release

UNILENS VISION REPORTS RECORD FIRST QUARTER REVENUE,
EARNINGS AND ROYALTY INCOME

EARNINGS ESCALATE 24% TO $0.10 PER SHARE

LARGO, Florida (November 21, 2008) - Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the first quarter ended September 30, 2008 (FY2009).

Net sales, excluding royalty income, increased 5.3% to $1,761,526 in FY2009 first quarter, compared with $1,673,361 in the previous year first quarter (FY2008). The increase was primarily a result of continued growth of the Company’s C-Vue brand of specialty contact lenses, sold exclusively to licensed eye care professionals.

FY2009 first quarter net income increased 23.6% to a record first quarter of $466,367, or $.10 per diluted share, compared with $377,296 or $0.08 per diluted share in the previous year quarter.

Royalty income for the FY2009 first quarter increased 16.4% to a record first quarter of $713,397 compared with $612,799 in the prior-year quarter. Sales of licensed products by our licensee Bausch & Lomb continue to increase, resulting in continued double-digit royalty income growth.

FY2009 first quarter income before taxes increased 24.6% to a record first quarter $768,259 compared with $616,501 in the prior-year quarter. After recording net income tax expense of $301,892, Unilens reported net income of $466,367 for the quarter, or $0.10 per diluted share. In the FY2008 first quarter, the Company reported net income of $377,296, or $0.08 per diluted share, which included income tax expense of $239,205.

“We are pleased to report record first quarter sales, royalties and income for our FY2009 first quarter,” stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc. “Strong double-digit growth for our C-Vue brand of lenses sold exclusively to independent practitioners, combined with a 16% growth in royalty revenue derived from Bausch & Lomb’s sales of multifocal lenses that use our key technologies, was responsible for this outstanding performance.”

“I am also pleased to report that the Unilens’ Board of Directors declared its regular quarterly dividend of US $0.09 per common share, payable next Friday November 28, 2008. “This decision was based on the Company’s strong balance sheet, and projected operating cash flows and is consistent with the Board’s commitment that shareholders should share directly in the earnings achieved by management while continuing to execute our growth strategy,” concluded Mr. Pecora.

About Unilens Vision Inc. - “The Independent Eye Care Professionals Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Leonard F. Barker, CFO, Unilens Vision Inc. at (727) 544-2531

UNILENS VISION INC.
FIRST QUARTER - FISCAL 2009
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars) RESULTS OF OPERATIONS
	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007
Sales	$1,761,526	$1,673,361
Cost of sales	935,132	904,397
	826,394	768,964
Expenses	771,961	754,952
Income from operations	54,433	14,012
Other items:
Royalty income	713,397	612,799
Other income (expense)	2,585	(27,141)
Remeasurement (loss) income	(4,427)	2,541
Interest income	2,271	14,290
	713,826	602,489
Income before income tax	768,259	616,501
Income tax expense	301,892	239,205
Net income for the period	$466,367	$377,296
Net income per common share:
Basic	$0.10	$0.08
Diluted	$0.10	$0.08
CASH FLOWS
Provided (used) by:
Operating activities	$706,683	$689,258
Investing activities	(32,600)	(28,123)
Financing activities	(1,774,779)	(1,744,008)
Decrease in cash	$(1,100,696)	$(1,082,873)

BALANCE SHEET
	September 30, 2008	June 30, 2008
Cash	$498,353	$1,603,476
Total assets	5,432,149	6,784,128
Current liabilities	913,867	957,434
Total liabilities	913,867	957,434
Stockholders’ equity	$4,518,282	$5,826,694